

Mail Stop 3561

March 3, 2016

Lorie L. Tekorius
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive
Suite 200
Lake Oswego, OR 97035

  Re: **The Greenbrier Companies, Inc.**
    Form 10-K for the Fiscal Year Ended August 31, 2015
    Filed October 30, 2015
    Definitive Proxy Statement on Schedule 14A
    Filed November 18, 2015
    File No. 001-13146

Dear Ms. Tekorius:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2015

Notes to Consolidated Financial Statements

Note 13 – Notes Payable, page 64

1. We note from your disclosures in Note 13 that your notes payable along with your revolving and operating lines of credit contain restrictive covenants. Please tell us and revise Note 13 to your financial statements and your liquidity section of MD&A to disclose if you were in compliance with these covenants at August 31, 2015.

Lorie L. Tekorius
The Greenbrier Companies, Inc.
March 3, 2016
Page 2

Note 18 - Income Taxes, page 70

2. We note from your disclosure in Note 18 that about 25% of your income tax expense for the year ended August 31, 2015 is related to foreign income. Please revise to disclose the components of income before income tax expense as either domestic or foreign. See Rule 4-08(h) of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 9

Railcar Leasing Portfolio Transaction, page 9

3. Please disclose the approximate dollar value of the amount involved in the purchase of the railcar lease portfolio from Rail I, owned by affiliates of a director. Please also provide your analysis why quantitative disclosure of profit sharing arrangements is not material to investors in light of the circumstances of this particular transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bedarwoski at (202) 551-3666 or Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure